Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 23, 2015

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated September 28, 2015 and Supplement No. 1 dated October 5, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	our November and December 2015 cash distribution declaration;

•	our fourth quarter of 2015 stock distribution declaration; and

•	an update to the “Where You Can Find More Information” section of our prospectus.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. As of October 12, 2015, we have received gross offering proceeds of approximately $4.7 million from the sale of approximately 0.5 million Class A shares in our initial public offering. As of October 12, 2015, approximately $1.09 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

November and December 2015 Cash Distribution Declaration

On October 20, 2015, our board of directors declared distributions in the amount of $0.000259 per day per share (equivalent to an annualized distribution rate of 1.0% assuming the Class T share was purchased for $9.47, and a rate of approximately 0.95% assuming the Class A share was purchased for $10.00) on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from November 1, 2015 through December 31, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Fourth Quarter 2015 Stock Distribution Declaration

On October 20, 2015, our board of directors declared a stock distribution to the holders of record of all the issued and outstanding shares of Class A common stock and Class T common stock as of the close of business on December 31, 2015, in the amount of 0.0075 shares of Class A common stock, $0.001 par value per share, per each share of Class A common stock outstanding and 0.0075 shares of Class T common stock, $0.001 par value per share, per each share of Class T common stock outstanding (equivalent to a 0.75% stock distribution). We will issue such stock distribution on January 15, 2016.

Where You Can Find More Information

The following is added to the “Where You Can Find More Information” section of our prospectus:

•	Current Report on Form 8-K filed on October 23, 2015.

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